Exhibit 99(a)(15)

Email to Magma employees regarding completion of stock option exchange program

To Magma employees participating in the Option Exchange Program:

The exchange of options has been completed and the new grants are now available for viewing on E-Trade. The grant price of the replacement options is $9.20, the closing market value of Magma common stock on August 22, 2005.

Thank you,

Susan Berry